April 14, 2022

VIA EDGAR

Re:	Emersub CX, Inc. Registration Statement on Form S-4 File No. 333-262106

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Emersub CX, Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-262106), as amended (the “Registration Statement”), to 4:30 p.m. Eastern Time on April 18, 2022, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Company may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes Phillip R. Mills and Cheryl Chan of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Phillip R. Mills at (347) 668-0213 or phillip.mills@davispolk.com or Cheryl Chan at (212) 450-4503 or cheryl.chan@davispolk.com with any questions you may have concerning this letter, or if you require any additional information.  Please notify Phillip R. Mills or Cheryl Chan when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours, EMERSUB CX, INC.

By:	/s/ Mark J. Bulanda
Name:	Mark J. Bulanda
Title:	President

cc:	Phillip R. Mills, Davis Polk & Wardwell LLP
Cheryl Chan, Davis Polk & Wardwell LLP